Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2022 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2022 Second Quarter

•	Gross Bookings in 2Q22 reached $734.1 million versus $213.0 million in 2Q21 and $286.7 million in 1Q22.

•	Revenue was $67.5 million for 2Q22 versus $21.1 million for 2Q21 and $32.8 million in 1Q22.

•

Air Ticketing Revenue improved to $21.3 million in 2Q22 versus $10.9 million in 2Q21 and $14.7 million in 1Q22. Adjusted Margin(2) for Air Ticketing increased to $38.6 million in 2Q22 versus $11.9 million in 2Q21 and $19.2 million in 1Q22.

•

Hotels and Packages Revenue improved to $33.5 million in 2Q22 versus $4.4 million in 2Q21 and $11.4 million in 1Q22. Adjusted Margin(2) for Hotels and Packages increased to $35.5 million in 2Q22 versus $5.5 million in 2Q21 and $12.3 million in 1Q22.

•

Bus Ticketing Revenue improved to $8.4 million in 2Q22 versus $2.7 million in 2Q21 and $4.2 million in 1Q22. Adjusted Margin(2) for Bus Ticketing increased to $7.9 million in 2Q22 versus $2.5 million in 2Q21 and $3.9 million in 1Q22.

•

Other Revenue improved to $4.3 million in 2Q22 versus $3.1 million in 2Q21 and $2.5 million in 1Q22. Adjusted Margin(2) for Others increased to $4.4 million in 2Q22 versus $3.1 million in 2Q21 and $2.5 million in 1Q22.

•

Results from Operating Activities was a loss of $8.0 million in 2Q22 versus a loss of $26.1 million in 2Q21 and $19.5 million in 1Q22, reflecting an improvement of $18.1 million YoY and $11.5 million QoQ.

•

Adjusted Operating Profit(2) was $6.6 million in 2Q22 versus Adjusted Operating Loss(2) of $12.9 million in 2Q21 and $8.6 million in 1Q22, reflecting an improvement of $19.5 million YoY and $15.2 million QoQ.

Gurugram, India and New York, October 26, 2021 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2021.

“MakeMyTrip continued to lead and be instrumental in the recovery of travel in India as the country’s new daily reported COVID-19 infections have declined significantly since May 2021, aided by over one billion vaccine doses that have been administered so far. The results of the reported fiscal quarter clearly showcases the durable strength of its multiple brands, driven by its relentless focus on serving its customers with the best possible experience for their travel booking needs.” said Deep Kalra, Group Executive Chairman. “Entering the peak festive season in India, we are optimistic about the expected ongoing recovery of travel demand in the quarters to come and will continue to leverage our highly variable and more efficient fixed cost structure to maintain our leading position in the travel market in India.”

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020 and the first six months of calendar year 2021. The COVID-19 pandemic also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Although, our business started to recover gradually in the second and third quarters of fiscal year 2021 following the lifting of India’s nationwide lockdown in end May 2020, India witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021, resulting in a second wave of COVID-19. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, some of which are still ongoing, resulted in a significant negative impact on revenue for all our reportable segments in the quarter ended September 30, 2021. Although such restrictions have continued for the greater part of the previous quarter, the gradual lifting of travel restrictions in India (including the increase in domestic airline capacity) as a result of increase in the number of vaccinated people, has resulted in improved results across our operating segments mainly as a result of an increase in domestic travel, resulting in revenue increasing by more than 100% during the current quarter compared with the previous quarter ended June 30, 2021. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended September 30, 2021.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries including India have made progress in vaccinating their residents against COVID-19, the challenging logistics of distributing vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

Fiscal 2022 Second Quarter Financial Results

Revenue. We generated revenue of $67.5 million in the quarter ended September 30, 2021, an increase of 220.5% (219.6% in constant currency(1)) over revenue of $21.1 million in the quarter ended September 30, 2020, primarily as a result of an increase of 95.9% (95.3% in constant currency) in our Revenue – air ticketing, an increase of 663.7% (660.5% in constant currency) in our Revenue – hotels and packages, an increase of 216.2% (216.7% in constant currency) in our Revenue – bus ticketing, and an increase of 36.2% (35.9% in constant currency) in our Revenue – others, each as further described below. The increase in revenue was primarily due to the recovery in domestic travel demand attributable to the comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	10,873	21,304	4,388	33,513	2,652	8,386	3,139		4,276
Add: Customer inducement costs recorded as a reduction of revenue	1,051	17,282	1,549	9,897	146	282	—		241
Less: Service cost*	6	24	397	7,939	296	746	9	*	73	*
Adjusted Margin(2)	11,918	38,562	5,540	35,471	2,502	7,922	3,130		4,444

__________________

*

Certain loyalty program costs amounting to nil have been excluded from service cost for the three months ended September 30, 2021 (three months ended September 30, 2020: $0.002 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business increased by 95.9% (95.3% in constant currency) to $21.3 million in the quarter ended September 30, 2021 from $10.9 million in the quarter ended September 30, 2020. Adjusted Margin from our air ticketing business increased by 223.6% (222.3% in constant currency) to $38.6 million in the quarter ended September 30, 2021, from $11.9 million in the quarter ended September 30, 2020. Adjusted Margin – air ticketing includes customer inducement costs of $17.3 million in the quarter ended September 30, 2021 and $1.1 million in the quarter ended September 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – air ticketing and Adjusted Margin – air ticketing was due to an increase in gross bookings of 200.3% (199.1% in constant currency) primarily driven by a 159.9% increase in the number of air ticketing flight segments year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) was 8.6% in the quarter ended September 30, 2021 compared to 8.0% in the quarter ended September 30, 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the quarter ended September 30, 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 663.7% (660.5% in constant currency) to $33.5 million in the quarter ended September 30, 2021, from $4.4 million in the quarter ended September 30, 2020. Our Adjusted Margin – hotels and packages increased by 540.3% (542.1% in constant currency) to $35.5 million in the quarter ended September 30, 2021 from $5.5 million in the quarter ended September 30, 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $9.9 million in the quarter ended September 30, 2021 and $1.6 million in the quarter ended September 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – hotels and packages and Adjusted Margin – hotels and packages was due to an increase in gross bookings by 488.3% (485.8% in constant currency) primarily driven by a 377.4% increase in the number of hotel-room nights year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020. Our Adjusted Margin % in the quarter ended September 30, 2021 was 18.4% as compared to 16.9% in the quarter ended September 30, 2020. The low margin in the quarter ended September 30, 2020 was primarily due to margin reductions for certain categories of hotels to support the service providers post the first wave of COVID-19 pandemic and an increase in proportion of high-end room nights wherein the margins are lower.

Bus Ticketing. Revenue from our bus ticketing business increased by 216.2% (216.7% in constant currency) to $8.4 million in the quarter ended September 30, 2021, from $2.7 million in the quarter ended September 30, 2020. Adjusted Margin from our bus ticketing business increased by 216.6% (217.1% in constant currency) to $7.9 million in the quarter ended September 30, 2021 from $2.5 million in the quarter ended September 30, 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.3 million in the quarter ended September 30, 2021 and $0.1 million in the quarter ended September 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – bus ticketing and Adjusted Margin – bus ticketing was due to an increase in gross bookings by 200.7% (199.6% in constant currency) driven by 191.6% increase in the number of bus tickets travelled year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020. Our Adjusted Margin % in the quarter ended September 30, 2021 was 8.5% as compared to 8.1% in the quarter ended September 30, 2020.

Other Revenue. Other revenue increased by 36.2% (35.9% in constant currency) to $4.3 million in the quarter ended September 30, 2021, from $3.1 million in the quarter ended September 30, 2020. Our Adjusted Margin – others has increased to $4.4 million in the quarter ended September 30, 2021 from $3.1 million in the quarter ended September 30, 2020. The increase in Revenue – others and Adjusted Margin – others was primarily due to higher advertising revenue and other ancillary revenues in the quarter ended September 30, 2021, due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020. Adjusted Margin – others includes customer inducement costs of $0.2 million in the quarter ended September 30, 2021 and nil in the quarter ended September 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income was $0.4 million in the quarter ended September 30, 2021 which remained at a similar level of $0.4 million in the quarter ended September 30, 2020.

Personnel Expenses. Personnel expenses increased by 17.5% to $29.8 million in the quarter ended September 30, 2021 from $25.4 million in the quarter ended September 30, 2020. This was primarily due to annual wage increases effected from April 2021 and higher share-based compensation costs in the quarter ended September 30, 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 405.4% to $11.6 million in the quarter ended September 30, 2021 from $2.3 million in the quarter ended September 30, 2020. The increase in marketing and sales promotion expenses reflected the increase in variable costs and discretionary marketing and sales promotion spends such as events and brand building due to the recovery in domestic travel demand attributable to the comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $27.7 million in the quarter ended September 30, 2021 and $2.7 million in the quarter ended September 30, 2020. The details are as follows:

	For the three months ended September 30
	2020	2021
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	2,294	11,593
Customer inducement costs recorded as a reduction of revenue	2,746	27,702
Certain loyalty program costs related to Others revenue	2	—

Other Operating Expenses. Other operating expenses increased by 77.7% to $18.3 million in the quarter ended September 30, 2021 from $10.3 million in the quarter ended September 30, 2020, primarily due to an increase in payment gateway charges and outsourcing fees as a result of increased travel bookings due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended September 30, 2021, which were less extensive compared to travel restrictions for the quarter ended September 30, 2020. Other operating expenses for the quarter ended September 30, 2021 also includes $0.6 million of merger and acquisition related expenses comprising legal and professional expenses and other expenses associated with the sale of our equity investment in an unlisted entity.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.4 million in the quarter ended September 30, 2021 in comparison to $8.9 million in the quarter ended September 30, 2020. This decrease was primarily due to an increase in fully amortized assets in the quarter ended September 30, 2021.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $8.0 million in the quarter ended September 30, 2021 as compared to a loss of $26.1 million in the quarter ended September 30, 2020. Our Adjusted Operating Profit was $6.6 million in the quarter ended September 30, 2021 as compared to an Adjusted Operating Loss of $12.9 million in the quarter ended September 30, 2020. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $0.6 million in the quarter ended September 30, 2021 as compared to net finance income of $4.8 million in the quarter ended September 30, 2020, primarily due to the interest expense on financial liabilities measured at amortized cost relating to convertible notes in the quarter ended September 30, 2021 and higher net foreign exchange gain in quarter ended September 30, 2020.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2021 was $8.0 million as compared to a loss of $21.2 million in the quarter ended September 30, 2020. Our Adjusted Net Profit was $9.7 million in the quarter ended September 30, 2021, as compared to Adjusted Net Loss of $7.8 million in the quarter ended September 30, 2020. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.07 for the quarter ended September 30, 2021 as compared to diluted loss per share of $0.20 in the quarter ended September 30, 2020. Our Adjusted Diluted Earnings per share was $0.09 in the quarter ended September 30, 2021, as compared to Adjusted Diluted Loss per share of $0.07 in the quarter ended September 30, 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was $489.0 million. In addition, we have existing credit facilities of approximately $134.0 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As of September 30, 2021, these facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021 and on October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023. There were no repurchases pursuant to the share repurchase plan during the second quarter of fiscal 2022. As of September 30, 2021, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2021 beginning at 7:30 am EDT or 5:00 pm IST on October 26, 2021. To participate one can visit http://investors.makemytrip.com or use the following the link https://makemytrip.zoom.us/webinar/register/WN_RN5N2ofTQnuYHi5H296kJw to register for the live event.

Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details.

A replay of the event will be available on the company’s Investor Relations website approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisition related expenses, amortization of acquired intangibles, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of results from operating activities, profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 13, 2021, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2021	As at September 30, 2021
Assets
Property, plant and equipment	22,159	20,773
Intangible assets and goodwill	720,907	703,923
Trade and other receivables, net	2,154	2,809
Investment in equity-accounted investees	5,262	5,168
Other investments	5,508	551
Term deposits	25,043	25,228
Non-current tax assets	26,710	16,048
Other non-current assets	88	142
Total non-current assets	807,831	774,642
Inventories	40	13
Current tax assets	2	2
Trade and other receivables, net	25,177	24,911
Term deposits	129,825	309,873
Other current assets	51,069	57,421
Cash and cash equivalents	295,066	153,909
Total current assets	501,179	546,129
Total assets	1,309,010	1,320,771
Equity
Share capital	53	53
Share premium	2,021,197	2,026,771
Other components of equity	69,604	73,812
Accumulated deficit	(1,203,334)	(1,201,757)
Total equity attributable to owners of the Company	887,520	898,879
Non-controlling interests	3,667	3,510
Total equity	891,187	902,389
Liabilities
Loans and borrowings(#)	201,616	207,890
Employee benefits	7,479	7,890
Contract liabilities	453	53
Deferred tax liabilities, net	3,864	2,741
Other non-current liabilities	10,217	5,182
Total non-current liabilities	223,629	223,756
Loans and borrowings(#)	2,339	2,646
Trade and other payables	53,581	56,785
Contract liabilities	33,723	42,390
Other current liabilities	73,751	62,005
Provisions	30,800	30,800
Total current liabilities	194,194	194,626
Total liabilities	417,823	418,382
Total equity and liabilities	1,309,010	1,320,771

____________

#Loan and borrowings includes lease liabilities amounting to $15.3 million as at September 30, 2021 (as at March 31, 2021: $15.6 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2020	2021	2020	2021
Revenue
Air ticketing	10,873	21,304	14,629	36,015
Hotels and packages	4,388	33,513	5,509	44,887
Bus ticketing	2,652	8,386	2,990	12,583
Other revenue	3,139	4,276	4,285	6,827
Total revenue	21,052	67,479	27,413	100,312
Other income	416	383	1,776	720
Service cost
Procurement cost of hotels and packages services	397	7,939	634	9,906
Other cost of providing services	313	843	410	1,284
Personnel expenses	25,356	29,790	50,336	56,247
Marketing and sales promotion expenses	2,294	11,593	3,178	16,740
Other operating expenses	10,308	18,318	17,935	29,590
Depreciation and amortization	8,870	7,371	17,353	14,772
Result from operating activities	(26,070)	(7,992)	(60,657)	(27,507)
Finance income	5,850	4,213	6,700	6,260
Finance costs	1,012	4,847	1,997	12,286
Net finance income (costs)	4,838	(634)	4,703	(6,026)
Share of profit (loss) of equity-accounted investees	(77)	36	(59)	(53)
Loss before tax	(21,309)	(8,590)	(56,013)	(33,586)
Income tax benefit	132	567	266	1,110
Loss for the period	(21,177)	(8,023)	(55,747)	(32,476)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	578	143	500	143
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	32	10,355	259	33,543
	610	10,498	759	33,686
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	14,934	347	10,600	(7,941)
Other comprehensive income for the period, net of tax	15,544	10,845	11,359	25,745
Total comprehensive income (loss) for the period	(5,633)	2,822	(44,388)	(6,731)
Loss attributable to:
Owners of the Company	(21,049)	(7,995)	(55,418)	(32,273)
Non-controlling interests	(128)	(28)	(329)	(203)
Loss for the period	(21,177)	(8,023)	(55,747)	(32,476)
Total comprehensive income (loss) attributable to:
Owners of the Company	(5,514)	2,839	(44,052)	(6,574)
Non-controlling interests	(119)	(17)	(336)	(157)
Total comprehensive income (loss) for the period	(5,633)	2,822	(44,388)	(6,731)
Loss per share (in USD)
Basic	(0.20)	(0.07)	(0.52)	(0.30)
Diluted	(0.20)	(0.07)	(0.52)	(0.30)
Weighted average number of shares (including Class B Shares)
Basic	106,706,846	108,510,444	106,394,766	108,268,686
Diluted	106,706,846	108,510,444	106,394,766	108,268,686

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	—	—	(32,273)	(32,273)	(203)	(32,476)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,979)	—	(7,979)	38	(7,941)
Equity instruments at FVOCI - net change in fair value	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	135	135	8	143
Total other comprehensive income (loss)	—	—	—	33,543	—	(7,979)	135	25,699	46	25,745
Total comprehensive income (loss) for the period	—	—	—	33,543	—	(7,979)	(32,138)	(6,574)	(157)	(6,731)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	17,897	—	—	17,897	—	17,897
Issue of ordinary shares on exercise of share based awards	*	5,574	—	—	(5,538)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(60)	—	60	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	—	5,574	—	(33,655)	12,299	—	33,715	17,933	—	17,933
Balance as at September 30, 2021	53	2,026,771	31,122	368	150,967	(108,645)	(1,201,757)	898,879	3,510	902,389

*less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2020	2021
Loss for the period	(55,747)	(32,476)
Adjustments for non-cash items	31,049	37,303
Change in working capital	57,111	(2,501)
Net cash generated from (used in) operating activities	32,413	2,326
Net cash generated from (used in) investing activities	8,565	(141,445)
Net cash generated from (used in) financing activities	(2,456)	(2,274)
Increase (decrease) in cash and cash equivalents	38,522	(141,393)
Cash and cash equivalents at beginning of the period	129,881	295,066
Effect of exchange rate fluctuations on cash held	(331)	236
Cash and cash equivalents at end of the period	168,072	153,909

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	10,873	21,304	4,388	33,513	2,652	8,386	3,139	4,276	21,052	67,479
Add: Customer inducement costs recorded as a reduction of revenue*	1,051	17,282	1,549	9,897	146	282	—	241	2,746	27,702
Less: Service cost**	6	24	397	7,939	296	746	9	73	708	8,782
Adjusted Margin	11,918	38,562	5,540	35,471	2,502	7,922	3,130	4,444	23,090	86,399
Other income									416	383
Personnel expenses									(25,356)	(29,790)
Marketing and sales promotion expenses									(2,294)	(11,593)
Customer inducement costs recorded as a reduction of revenue*									(2,746)	(27,702)
Certain loyalty program costs related to "All other segments"**									(2)	—
Other operating expenses									(10,308)	(18,318)
Depreciation and amortization									(8,870)	(7,371)
Finance income									5,850	4,213
Finance costs									(1,012)	(4,847)
Share of profit (loss) of equity- accounted investees									(77)	36
Loss before tax									(21,309)	(8,590)

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	14,629	36,015	5,509	44,887	2,990	12,583	4,285	6,827	27,413	100,312
Add: Customer inducement costs recorded as a reduction of revenue*	1,360	21,801	1,881	12,743	158	398	1	257	3,400	35,199
Less: Service cost**	6	63	634	9,906	314	1,125	10	96	964	11,190
Adjusted Margin	15,983	57,753	6,756	47,724	2,834	11,856	4,276	6,988	29,849	124,321
Other income									1,776	720
Personnel expenses									(50,336)	(56,247)
Marketing and sales promotion expenses									(3,178)	(16,740)
Customer inducement costs recorded as a reduction of revenue*									(3,400)	(35,199)
Certain loyalty program costs related to "All other segments"**									(80)	—
Other operating expenses									(17,935)	(29,590)
Depreciation and amortization									(17,353)	(14,772)
Finance income									6,700	6,260
Finance costs									(1,997)	(12,286)
Share of loss of equity- accounted investees									(59)	(53)
Loss before tax									(56,013)	(33,586)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

** Certain loyalty program costs are excluded from service cost amounting to nil for the three months and six months ended September 30, 2021 ($0.002 million and $0.08 million, for three months and six months ended September 30, 2020, respectively) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	10,873	21,304	4,388	33,513	2,652	8,386	3,139		4,276
Add: Customer inducement costs recorded as a reduction of revenue	1,051	17,282	1,549	9,897	146	282	—		241
Less: Service cost*	6	24	397	7,939	296	746	9	*	73	*
Adjusted Margin(2)	11,918	38,562	5,540	35,471	2,502	7,922	3,130		4,444

*

Certain loyalty program costs amounting to nil have been excluded from service cost for the three months ended September 30, 2021 (three months ended September 30, 2020: $0.002 million) relating to “Others”.

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	14,629	36,015	5,509	44,887	2,990	12,583	4,285		6,827
Add: Customer inducement costs recorded as a reduction of revenue	1,360	21,801	1,881	12,743	158	398	1		257
Less: Service cost*	6	63	634	9,906	314	1,125	10	*	96	*
Adjusted Margin(2)	15,983	57,753	6,756	47,724	2,834	11,856	4,276		6,988

*Certain loyalty program costs amounting to nil have been excluded from service cost for the six months ended September 30, 2021 (six months ended September 30, 2020: $0.08 million) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2020	2021	2020	2021
Results from operating activities as per IFRS	(26,070)	(7,992)	(60,657)	(27,507)
Add: Acquisition related intangibles amortization	3,529	3,478	7,001	6,971
Add: Employee share-based compensation costs	9,616	10,453	19,403	17,897
Add: Merger and acquisitions related expenses	—	624	—	624
Adjusted Operating Profit (Loss)	(12,925)	6,563	(34,253)	(2,015)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2020	2021	2020	2021
Profit (Loss) for the period as per IFRS	(21,177)	(8,023)	(55,747)	(32,476)
Add: Acquisition related intangibles amortization	3,529	3,478	7,001	6,971
Add: Employee share-based compensation costs	9,616	10,453	19,403	17,897
Add: Merger and acquisitions related expenses	—	624	—	624
Add: Interest expense on financial liabilities measured at amortised cost	—	3,445	—	6,852
Add: Net change in value of financial liability in business combination	244	346	606	701
Add (Less): Share of loss (profit) of equity-accounted investees	77	(36)	59	53
Less: Income tax benefit	(132)	(567)	(266)	(1,110)
Adjusted Net Profit (Loss)	(7,843)	9,720	(28,944)	(488)
Adjusted Earnings (Loss) per share
Diluted	(0.07)	0.09	(0.27)	(0.01)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2020	2021	2020	2021
Diluted Earnings (Loss) per share for the period as per IFRS	(0.20)	(0.07)	(0.52)	(0.30)
Add: Acquisition related intangibles amortization	0.04	0.03	0.06	0.06
Add: Employee share-based compensation costs	0.09	0.10	0.18	0.16
Add: Merger and acquisitions related expenses	—	0.01	—	0.01
Add: Interest expense on financial liabilities measured at amortised cost	—	0.03	—	0.06
Add: Net change in value of financial liability in business combination	*	*	0.01	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Less: Income tax benefit	*	(0.01)	*	(0.01)
Adjusted Diluted Earnings (Loss) per share	(0.07)	0.09	(0.27)	(0.01)

* Less than $0.01.

(Unaudited)	For the three months ended September 30, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	95.9%	663.7%	216.2%	36.2%	220.5%	223.6%	540.3%	216.6%	42.0%
Impact of Foreign Currency Translation	-0.6%	-3.2%	0.5%	-0.3%	-0.9%	-1.3%	1.8%	0.5%	-0.3%
Constant Currency Growth	95.3%	660.5%	216.7%	35.9%	219.6%	222.3%	542.1%	217.1%	41.7%

(Unaudited)	For the six months ended September 30, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	146.2%	714.8%	320.8%	59.3%	265.9%	261.3%	606.4%	318.3%	63.4%
Impact of Foreign Currency Translation	-3.2%	-10.6%	-3.3%	-2.1%	-4.5%	-4.6%	-5.4%	-3.2%	-2.2%
Constant Currency Growth	143.0%	704.2%	317.5%	57.2%	261.4%	256.7%	601.0%	315.1%	61.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2020	2021	2020	2021
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	2,346	6,098	3,223	8,564
Hotels and Packages – Room nights(2)	855	4,082	988	5,544
Standalone Hotels – Online(3) – Room nights(2)	854	4,032	987	5,480
Bus Ticketing – Travelled tickets	2,972	8,665	3,401	12,815

Adjusted Margin
Air Ticketing	$11,918	$38,562	$15,983	$57,753
Hotels and Packages	5,540	35,471	6,756	47,724
Bus Ticketing	2,502	7,922	2,834	11,856
Others	3,130	4,444	4,276	6,988

Gross Bookings
Air Ticketing	$149,339	$448,475	$204,253	$628,570
Hotels and Packages	32,801	192,956	38,507	253,706
Bus Ticketing	30,818	92,685	34,676	138,554
	212,958	734,116	277,436	1,020,830

Adjusted Margin %
Air Ticketing	8.0%	8.6%	7.8%	9.2%
Hotels and Packages	16.9%	18.4%	17.5%	18.8%
Bus Ticketing	8.1%	8.5%	8.2%	8.6%

Notes:

(1) “Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations.

(2) “Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or   group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.

(3) “Standalone Hotels–Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.   Hotels and Packages–Room nights includes Standalone Hotels–Online–Room nights and is reported net of cancellations.